SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




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                                                  :
                In the Matter of                  :
                                                  :
      PUBLIC SERVICE COMPANY OF OKLAHOMA          :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8887                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Public Service Company of Oklahoma (PSO) a subsidiary of Central and South West Corporation (CSW). Pursuant to an Order of the Securities and
Exchange Commission dated December 30, 1996 (HCAR 35-26638), PSO must file semi-annual reports providing the following information with respect to the activities related to its investment in Nuvest, L.L.C.(Nuvest), which provides services to public utility companies through its subsidiaries, Numanco, Inc. and Numanco, L.L.C. (collectively, together with Nuvest, referred to as the Numanco Companies or Numanco): 1) a description of all services performed by the Numanco Companies during the most recent six month period (the reporting period), 2) a description of any services provided to PSO by the Numanco Companies during the reporting period, 3) a statement of any dividends or interest paid to PSO, both for the reporting period and cumulatively, as a result of its equity interests in the Numanco Companies, and 4) a statement regarding the nature and consequences of any event of default under the member agreement occurring during the reporting period.

This report covers the period January 1, 1998 through June 30, 1998.



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1)   DESCRIPTION OF ALL SERVICES PERFORMED BY THE NUMANCO COMPANIES
     DURING THE REPORTING PERIOD

           - The Numanco Companies continue to provide services in each of the following four areas: health physics services, mechanical services, quality assurance services and training services. Of the services listed, over 90% of all work performed was in commercial nuclear power plants within the United States. Of the disciplines listed, over 90% of revenues came from the provision of health physics services.

           - The Numanco Companies continue to provide specialized environmental/hazardous waste cleaning equipment and services to third parties. Total revenues from these activities are estimated to be less than 8% of Numamco's total. Currently, Numanco's only significant contract is with the U.S. Department of Energy. This agreement will comprise approximately 6% of Numanco's total revenues. These services use health physics and mechanical personnel as well as specialized equipment that is developed and manufactured by Numanco. The services can be turn-key manpower and equipment, or either of the components sold separately. In addition to electric utilities, target market for these services include heavy industry, and the U.S. Department of Energy. The strategy behind this venture is for the Numanco Companies to utilize its personnel during the utility industries off-peak season. While providing these types of services was contemplated in the original U-1 application, the specific applications were unknown.

           - Numanco is also providing an additional service of designing, engineering, manufacturing and installing a proprietary radiation shielding technology in commercial nuclear facilities. To date this business has been less than 1% of Numanco's total revenues. Typically, Numanco employees install temporary barriers during a plant outage. This system allows these employees to install a permanent barrier for approximately the same cost.


2) DESCRIPTION OF ANY SERVICES PROVIDED TO PSO BY THE NUMANCO COMPANIES DURING THE REPORTING PERIOD

           - No services were provided to PSO during the reporting period by the Numanco Companies.

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3) STATEMENT OF ANY DIVIDENDS OR INTEREST PAID TO PSO, BOTH FOR THE REPORTING
   PERIOD AND CUMULATIVELY, AS A RESULT OF ITS EQUITY INTERESTS IN THE NUMANCO COMPANIES

           - As a Limited Liability Company, all Nuvest's profits must be distributed to its members. In the first six months of 1998, PSO accrued $134,407 equity earnings associated with its investment in the Numanco Companies. Nuvest will offer a cash distribution to members based on the members' tax liability attributable to the net income of the company. The remainder will be retained to support the growth of the Numanco Companies.

           - No interest was paid to PSO during the reporting period nor cumulatively.

           - The cumulative amount of accrued equity earnings associated with PSO's investment in the Numanco Companies is $3,049,935.

4) STATEMENT REGARDING THE NATURE AND CONSEQUENCES OF ANY EVENT OF DEFAULT UNDER THE MEMBER AGREEMENT OCCURRING DURING THE PERIOD

           - No events of default occurred during the reporting period.



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                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma has duly caused this report to be signed on its behalf on this 21st day of August 1998.

                                            Public Service Company
                                                 of Oklahoma

                                            /S/  R. RUSSELL DAVIS
                                              R. Russell Davis

                                            Controller and Chief
                                             Accounting Officer